Exhibit 99.1

CollPlant Biotechnologies Ltd.

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on Wednesday, December 31, 2025

The annual and extraordinary general meeting of shareholders of CollPlant Biotechnologies Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, on Wednesday, December 31, 2025, at 10:00 a.m. Israel time, or at any adjournment (the “General Meeting”), for the following purposes:

1.	To approve the re-election of Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Alisa Lask and Mr. Yehiel Tal (who also serves as the Company’s CEO) to the board of directors of the Company (the “Board of Directors”), each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

3.	To approve the renewal without changes of the compensation policy for directors and officers of the Company for a three-year term from the date of the General Meeting, in accordance with the requirements of the Israeli Companies Law of 1999; and

4.	To approve the appointment of Mr. Yehiel Tal, the Company’s CEO, also as the interim Chairman of the Board of Directors for a term that shall not exceed three years.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements and the Board of Directors’ report of the Company for the fiscal year ended December 31, 2024.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, NIS 1.50 par value per share by the close of business on Monday, December 1, 2025 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote “FOR” each of the proposals.

Whether or not you plan to attend the General Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ordinary shares (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the form of the voting instruction card.

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than December 31, 2025 at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Execution of the voting card and/or the proxy card will not in any way affect a shareholder’s right to attend the General Meeting, and any person has the right to revoke it at any time before the deadline by filing with the Company a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date.

The Board of Directors recommends the Company’s shareholders vote “FOR” all of the proposals on the agenda of the General Meeting, which are described in the attached Proxy Statement.

Sincerely,

Dr. Roger Pomerantz
Chairman of the Board of Directors

November 26, 2025

CollPlant Biotechnologies Ltd.
4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 1.50 par value per share, of CollPlant Biotechnologies Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the annual and extraordinary general meeting of shareholders (the “General Meeting”), to be held on Wednesday, December 31, 2025 at 10:00 a.m., Israel time, at the offices of Goldfarb Gross Seligman & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve the re-election of Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Alisa Lask and Mr. Yehiel Tal (who also serves as the Company’s CEO) to the Board of Directors, each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

3.	To approve the renewal without changes of the compensation policy for directors and officers of the Company for a three-year term from the date of the General Meeting, in accordance with the requirements of the Israeli Companies Law of 1999; and

4.	To approve the appointment of Mr. Yehiel Tal, the Company’s CEO, also as the interim Chairman of the Board of Directors for a term that shall not exceed three years.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements and the Board of Directors’ report of the Company for the fiscal year ended December 31, 2024.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than December 3, 2025.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Addition of Other Items on the Agenda

Currently, we are not aware of any other matters that will come before the General Meeting. If any other matters properly come before the General Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters. One or more shareholder holding at least 1% of the voting rights in the general meeting is entitled to request the Board of Directors to include a proposal on the agenda of the General Meeting, provided that the proposal is appropriate to be discussed at a company’s general meeting, except that if such proposal concerns the inclusion of a candidate to the Board of Directors or a removal from office of a director, such request can be made only by a one or more shareholder/s holding at least 5% of the voting rights in the general meeting. Regulations promulgated under the Companies Law of 1999 (the “Companies Law”) provide that for this General Meeting, such a request may be provided within seven days following the convening of the General Meeting.

Who Can Vote

 Only shareholders at the close of business on Monday, December 1, 2025 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting and any adjournment thereof. At the close of business on November 15, 2025, the Company had outstanding 12,776,385 ordinary shares, excluding 18,409 ordinary shares held in treasury, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

How You Can Vote

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on December 31, 2025, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register who vote their ordinary shares by proxy card must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders who hold their ordinary shares in “street name” meaning in the name of a bank, broker or other record holder, through Computershare, must either direct the record holder of their ordinary shares how to vote their ordinary shares, or obtain a legal proxy from the record holder to vote at the General Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the ordinary shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Voting instructions cards are being distributed to holders of ordinary shares on or about December 3, 2025. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their ordinary shares in person at the General Meeting if the shareholders are the record holder of the ordinary shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their ordinary shares). If a shareholder’s proxy is not received by the Company by Wednesday, December 31, 2025, at 06:00 a.m., Israel time, it shall not be valid at the General Meeting. Notwithstanding the aforesaid, each of the chairman of the General Meeting or the Company’s Secretary may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders of record whose ordinary shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

 Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding ordinary shares shall constitute a quorum for the General Meeting. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned for one week (to the same day, time and place), or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. If a quorum is not present at the adjourned General Meeting within half an hour from the time appointed for such adjourned General Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the General Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposals

The approval of each of Proposals No. 1 and 2 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of each of Proposals No. 3 and 4 requires the affirmative vote of a majority of the shareholders participating in the voting at the General Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law, each shareholder that attends the General Meeting in person shall, prior to exercising such shareholder’s voting rights at the General Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest, all with respect to the approval of each of Proposals No. 3 and 4. Nevertheless, under the regulations promulgated under the Companies Law, a shareholder participating in the vote by executing the attached proxy card, will be deemed to confirm that such shareholder does not have a personal interest in the approval of each of Proposals No. 3 and 4. If you have a personal interest in the approval of Proposals No. 3, please notify the Company as described in the proxy card.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity. A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” shall carry the meaning ascribed to it in the Companies Law and shall mean a person’s ability to direct a company’s business, unless such ability stems only from the service as a director or from includer position in the company, and there is a presumption that a person is controlling a company if such person holds 50% or more of a certain type of means of control in the company. For this purpose, “Means of Control” shall mean any of the below: (i) voting rights in the company’s general meeting or in an equivalent body of another corporation; (ii) the right to appoint the company’s directors or its chief executive officers.

Position Statement

To the extent you would like to submit a position statement with respect to any of the proposals described in the Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices (Attention: Eran Rotem, Deputy CEO and CFO) located at 4 Oppenheimer St., Weizmann Science Park, Rehovot 7670104, Israel, not later than ten days before the General Meeting date (i.e., Sunday, December 21, 2025).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). The Company’s filings with the Commission are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Directors’ and Officers’ Compensation

For information concerning the annual compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2024, see Item 6B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the Commission on March 26, 2025 (the “2024 Annual Report”).

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Proposal No. 1

APPROVAL OF THE RE-ELECTION OF DR. ABRAHAM (AVRI) HAVRON, JOSEPH ZARZEWSKY, DR. ELAN PENN, HUGH EVANS, ALISA LASK AND MR. YEHIEL TAL (WHO ALSO SERVES AS THE COMPANY’S CEO) TO THE BOARD OF DIRECTORS OF THE COMPANY, EACH UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

At the General Meeting, it is proposed to re-elect Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Alisa Lask and Mr. Yehiel Tal (who also serves as the Company’s CEO) to the board of directors of the Company (the “Board of Directors”). Dr. Roger Pomerantz notified the Company that he does not wish to put himself for re-election and the Board of Directors elected Mr. Yehiel Tal, the Company’s CEO, as interim Chairman of the Board of Directors. Each of the directors will hold office until the next annual general meeting of shareholders, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the General Meeting, the current directors (other than Dr. Roger Pomerantz) shall continue to hold office, other than Mr. Yehiel Tal. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Alisa Lask and Yehiel Tal has indicated to the Company his or her availability for re-election, and has declared that: (i) he or she has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company’s offices.

The nominees to serve on the Board of Directors are presented below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Dr. Abraham (Avri) Havron has served on the Board of Directors since May 2016. Dr. Havron is a 41-year veteran of the biotech industry. Since 2005 and until 2014 when its acquisition by OPKO Health Inc. (NASDAQ: OPK) was completed. Dr. Havron was the Chief Executive Officer and a director of PROLOR Biotech Inc. (NYSE: PBTH). Between 1999 and 2003, Dr. Havron served as V.P. and Chief Technology Officer of Clal Biotechnology Industries Ltd. and prior to that for 12 years as V.P. Manufacturing and Process-Development of BioTechnology General Ltd. (now, a subsidiary of Ferring Pharmaceuticals). Dr. Havron was a member of the founding team of Interpharm Laboratories Ltd. (a subsidiary of Merck-Serono) - the first Israeli biotech company, where he served as Director of R&D from 1980 to 1987. During his managerial career Dr. Havron was directly involved in the multi-disciplinary development of many biopharmaceuticals, eight of which were approved and are marketed worldwide: Rebif (recombinant beta interferon), Biotropin (recombinant human growth hormone), Bio-Hep-B (3rd generation recombinant hepatitis B vaccine), Biolon and Euflexxa (ophthalmic and orthopedic devices containing bacteria derived hyaluronic acid), bio-similar recombinant Insulin and, Nexxobrid (debridement agent for severe burns), Somatroganrecombinant long acting human growth hormone analog. Dr. Havron has been actively involved in establishing several biotech start-up companies among them Mediwound, Curetech, Prolor-Biotech, Polyheal, PamBio and Enlivex. He is also a member of the board of Enlivex Therapeutics Ltd. (NASDAQ: ENLV; TASE: ENLV), was the Chairman of Mediwound during 2001-2003 and later a member of its board from 2014 to 2017 (NASDAQ: MDWD) and from 2010 to 2018 was a member of the board of directors of Kamada Ltd. (NASDAQ: KMDA; TASE: KAMDA). Dr. Havron earned his PhD in chemistry from the Weizmann Institute of Science, and completed his post- doctorate at Harvard Medical School. Dr. Havron is also a board member of CollPlant Ltd., the Company’s wholly owned subsidiary.

Joseph Zarzewsky has served on the Board of Directors since August 2019. Mr. Zarzewsky has served as the Vice President of Business Development at the Mitrelli Group, or Mitrelli, since June 2010. Mr. Zarzewsky has served as the Chairman of “SMAD”, a joint venture between Mitrelli and the Harbin Government, China, since June 2011. Mr. Zarzewsky has also served as the Chairman of the Investment Committee of the Harbin Israel Fund since 2012, and as a member of the board of directors of Wize Pharma, Inc. (OTCQB: WIZP) since November 2017. He has also previously served as the Vice President of marketing at Clal Insurance Enterprises Holdings Ltd. (TASE: CLIS) and as the Vice President of Marketing for the Israel Postal Authority. In addition, Mr. Zarzewsky has served as a director of Excellence Underwriter House Ltd. since 2007. In 2008, he was appointed as the Honorary Economic Advisor of the Harbin Government, China. In addition, in June 2012, he was honored as an Honorary Citizen of Harbin, China. Mr. Zarzewsky holds an MA in Commercial Law from the University of Tel Aviv in collaboration with the University of California, Berkeley.

Dr. Elan Penn has served on the Board of Directors since January 2018. Dr. Penn serves as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel. Dr. Penn serves as external director of Dunietz Brothers Ltd. (TASE: DUNI:IT). Dr. Penn previously served as chairman of A.I. Conversation Systems Ltd. (TASE: AICS) from 2020 to 2024. From 2000 to 2001, Dr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd. Dr. Penn served as chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 through 2000. From 1992 to 2000, Dr. Penn served as vice president of finance and administration of Mashov Computers Ltd. From 1987 to 1991 and again from 1992 to 1997, Dr. Penn served as vice president of finance and administration of Magic Software Enterprises Ltd. (NASDAQ: MGIC) and, from 2005 to 2014, served as an external director of Magic Software. Dr. Penn previously served as a director of Telkoor Power Supplies Ltd. (TASE: TLCR) and Nexgen Biofuels Ltd. (formerly Healthcare Technologies Ltd) (OTC: NXGN). Dr. Penn holds a B.A. degree in Economics from the Hebrew University of Jerusalem and a Ph.D. in Management Science from the University of London. Dr. Penn is also a board member of CollPlant Ltd., the Company’s wholly owned subsidiary.

Hugh Evans has served on the Board of Directors since March 2021. Mr. Evans serves as a board member at Evolve, Additive Solutions, Amnovis and Advano. Previously Mr. Evans served as a board member of AquaVenture Holdings (NYSE: WAAS), which was acquired by Culligan International as well as FactoryFour which was acquired by Xometry. In 2019, Mr. Evans founded 3D Ventures Group, where he serves as a managing member. From 2013 to 2019, Mr. Evans served as Senior Vice President of Corporate Development & Digitization at 3D Systems (NYSE: DDD). Previously, from 1992 to 2013, he served as a portfolio manager at T. Rowe Price Associates (NASDAQ: TROW). Mr. Evans holds a BA in Psychology from the University of Virginia and an MBA from the Stanford Graduate School of Business.

Alisa Lask has served on the Board of Directors since August 2021. Ms. Lask is currently the CEO of Rion Aesthetics Inc., a company with commercial products in the exosome skincare space as well as development projects using regenerative exosomes in medical aesthetics. Ms. Lask is the former Vice President and General Manager of US Aesthetics at Galderma. Previously, she was a Senior Director of Global Strategic Marketing of Facial Aesthetics at Allergan. Earlier, she held strategic marketing positions at both Zimmer Biomet and Eli Lilly. Mrs. Lask received an M.B.A from the University of Michigan and has a B.S. in marketing from Miami University, Oxford, Ohio.

Yehiel Tal has served as the Company’s chief executive officer since January 2010 and as a member of the Board of Directors since May 2022. Mr. Tal possesses over 30 years of management experience in the Israeli and American high-tech and biotechnology industries. Prior to joining us, Mr. Tal was the chief executive officer and co-founder of Regentis Biomaterials Ltd. Prior to that Mr. Tal served as vice-president of business development at ProChon BioTech Ltd. He has also served as vice president of marketing and business development at OrthoScan Technologies Ltd. and director of business development and business unit manager at Kulicke and Soffa Industries, Inc. In 2021, Mr. Tal was elected to the Board of Directors of the International Society for Biofabrication. Mr. Tal holds a Bachelor’s and a Master’s degree in mechanical engineering from the Technion, Israel Institute of Technology.

The directors are entitled to compensation as detailed in Item 6.B of the 2024 Annaul Report. In addition, the directors will continue to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from exemption and indemnification letters granted to them by the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the re-election of each of Messrs. Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Yehiel Tal and Ms. Alisa Lask to the Board of Directors, each until the next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 2

APPROVAL OF THE RE-APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER FIRM OF ERNST & YOUNG GLOBAL, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and the Company’s articles of association (the “Articles”), the Company’s shareholders are authorized to appoint the Company’s independent auditors. The Articles further provide that the Board of Directors (upon the recommendation of the Company’s audit committee (the “Audit Committee”) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Global Market.

Following the recommendation by the Audit Committee and the Board of Directors, it is proposed that Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors have no relationship with the Company or with any affiliate of the Company, except as described in the 2024 Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the 2024 Annual Report.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 3

APPROVAL OF THE RENEWAL WITHOUT CHANGES OF THE COMPENSATION POLICY FOR DIRECTORS AND OFFICERS OF THE COMPANY FOR A THREE-YEAR TERM FROM THE DATE OF THE GENERAL MEETING

Under the Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of a company’s directors and officers. Such compensation policy must comply with the requirements of the Companies Law. The compensation policy must be approved at least once every three years by the company’s board of directors, after considering the recommendations of the compensation committee, and by the shareholders by a special majority. The Company’s current compensation policy was approved by the Company’s shareholders on May 2, 2022.

Accordingly, the Board of Directors, following the recommendation of the Company’s compensation committee (the “Compensation Committee”) approved, and recommend that our shareholders approve, the renewal of the current compensation policy for directors and officers, without any changes and under the same terms and conditions for a three-year term from the date of the General Meeting. The compensation policy is attached hereto as Appendix A.

In the event the proposed compensation policy is not approved by the shareholders by the required majority, our Board of Directors may nonetheless approve the compensation policy, provided that our compensation committee and thereafter our Board of Directors have concluded, following further discussion of the matter and for specified reasons, that such approval is in our best interests.

The considerations which guided the Compensation Committee and Board of Directors in recommending and approving the proposed compensation policy were: promoting the Company’s interests, its work plan and policy from a long-term perspective considering, inter alia, the Company’s risk management policy, size and nature of its operations and - with regard to terms of office and employment which include variable components - the officer’s contribution to achieving the Company’s objectives and to maximizing its earnings, all from the long-term perspective and in accordance with the officer’s role. In light of all of the above, the Compensation Committee and Board of Directors determined that the terms of the proposed compensation policy are fair and reasonable.

The proposed compensation policy shall be reviewed from time to time by the Compensation Committee and Board of Directors in order to ensure its adequacy and its fitness to, among others, the Company’s financial position and results of operation and its retention objectives.

The brief overview above is qualified in its entirety by reference to the full text of the proposed compensation policy, as reflected in Appendix A attached hereto.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the approval of the renewal without changes of the compensation policy for directors and officers of the Company for a three-year term from the date of the General Meeting, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 3

APPROVAL OF THE APPOINTMENT OF MR. YEHIEL TAL, THE COMPANY’S CEO, ALSO AS THE INTERIM CHAIRMAN OF THE BOARD OF DIRECTORS FOR A TERM THAT SHALL OT EXCEED THREE YEARS

Following Dr. Roger Pomerantz’ notification to the Company that he does not wish to put himself for re-election, the Board of Directors resolved, subject to the approval of the Company’s shareholders, to appoint Mr. Yehiel Tal, the Company’s CEO, also as the interim Chairman of the Board of Directors. Under the Companies Law, the service of the same person as both the CEO and chairman requires shareholder approval by a special majority and is limited to a three-year term, which could be extended by additional three-year terms, subject to a renewed shareholder approval by a special majority.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Mr. Yehiel Tal, the Company’s CEO, also as the interim Chairman of the board of directors of the Company for a term that shall not exceed three years, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 26, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 26, 2025, UNLESS STATED OTHERWISE, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

/s/ Dr. Roger Pomerantz
Chairman of the Board of Directors

November 26, 2025

AMENDED AND RESTATED COMPENSATION POLICY

COLLPLANT BIOTECHNOLOGIES LTD.

Compensation Policy for Executive Officers and Directors

As Adopted by the Shareholders on May 2, 2022, and as Amended on July 18, 2023

i

A.	Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of CollPlant Holdings Ltd. (“CollPlant” or the “Company”), in accordance with the requirements of the Companies Law of 1999 (the “Companies Law”).

Compensation is a key component of CollPlant’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance CollPlant’s value and otherwise assist CollPlant to reach its business and financial long term goals. Accordingly, the structure of this Policy was established to tie the compensation of each officer to CollPlant’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, CollPlant’s directors; and “Directors” shall mean the CollPlant’s directors, as shall be from time to time, including the Chairperson of the Board (the “Chairperson”), unless otherwise expressly indicated herein.

This Compensation Policy shall serve as CollPlant’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of CollPlant (the “Compensation Committee” and “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

CollPlant’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for CollPlant’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and rewards excellent performance in the long term, while recognizing CollPlant’s core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of its Directors and Executive Officers with those of CollPlant’s shareholders in order to enhance shareholder value;

2.2.	To provide the Executive Officers with a structured compensation package, putting the emphasis on a proper balance between the fixed components, i.e., the base salaries and benefits, and the variable compensation, such as bonuses and equity-based compensation in order to minimize potential conflicts between the interests of Executive Officers and those of CollPlant’s shareholders;

2.3.	To strengthen the retention and the motivation of Executive Officers in the long term.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

●	Base salary;

●	Benefits;

●	Cash bonuses;

●	Equity based compensation; and

●	Retirement and termination of service arrangements.

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4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet CollPlant’s short- and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Compensation of each Executive Officer (as well as the Chairperson) shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis. The Compensation Committee and Board believe that such rate expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

5.	Intra-Company Compensation Ratio

In the process of drafting this Policy, CollPlant’s Board and Compensation Committee have examined the ratio between employer cost, as such term is defined in the Companies Law, associated with the engagement of the Executive Officers and the average and median employer cost associated with the engagement of the other employees of CollPlant (the “Ratio”). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in CollPlant.

B.	Base Salary and Benefits

6.	Base Salary

6.1.	The base salary varies between Executive Officers (among themselves) and is individually determined by the Compensation Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Executive Officer.

6.2.	The maximum monthly base salary for each of the following roles shall be as follows:

●	Chairperson – up to $16,000 for a 20% position.

●	Chief Executive Officer (“CEO”) – up to ILS 120,000 for a full-time position.

●	Deputy CEO - up to ILS 95,000 for a full-time position.

●	Executive Officer who is not a Director, a CEO or a Deputy CEO – up to ILS 70,000 for a full-time position.

Such amounts may be linked to increases in the Israeli Consumer Price Index or to increases in the representative rate of exchange of the US dollar, as the case may be.

7.	Benefits

7.1.	In addition to the base salary, the following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

●	Vacation days in accordance with market practice and applicable law, including redemption thereof;

●	Sick days in accordance with market practice and applicable law;

●	Convalescence pay according to applicable law;

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●	Monthly remuneration for a study fund, as allowed by applicable tax law and with reference to CollPlant’s practice and common market practice;

●	Contribution by CollPlant on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable tax law and with reference to CollPlant’s policies and procedures and common market practice; and

●	Contribution by CollPlant on behalf of the Executive Officer towards work disability insurance, as allowed by applicable tax law and with reference to CollPlant’s policies and procedures and common market practice.

7.2.	CollPlant may offer additional benefits to its Executive Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

7.3.	CollPlant may reimburse its Executive Officers for reasonable work-related expenses incurred as part of their activities, including without limitation, meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. CollPlant may provide advance payments to its Executive Officers in connection with work-related expenses.

7.4.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

8.	Signing Bonus

At the Compensation Committee’s and Board’s discretion, CollPlant may grant to a newly recruited Executive Officer a signing bonus. The signing bonus shall not exceed two (2) months of the base salary of such Executive Officer.

C.	Cash Bonuses

9.	Annual Bonuses

9.1.	The Compensation Committee and Board may decide to grant annual bonuses to the Executive Officers.

9.2.	The annual bonus to the CEO will be based mainly (at least 75%) on measurable criteria, as detailed below, and, with respect to its less significant part (up to 25%) shall be determined at the Compensation Committee’s and Board’s discretion, subject to any additional approval as may be required by the Companies Law and provided that the annual bonus does not exceed the ceiling specified in section 9.4 below. The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria will include, inter alia, objectives relating to compliance with the Company’s work plans and with various budget objectives, including, inter alia, compliance with objectives relating to revenues, expenses, investments, etc., meeting various financial objectives, such as objectives relating to the annual profit (net profit, pre-tax profit, etc.) and the Company’s EBITDA, objectives relating to the recruitment and development of professional personnel, objectives relating to raising funds, debt, etc., objectives relating to the Company’s business operations and the Company’s operations as a company traded on NASDAQ, and objectives relating to the realization of the Company’s assets.

9.3.	The Company may also grant, subject to the approval of the Compensation Committee and the Board, an annual bonus to its Executive Officers (other than the CEO) for their contribution to the Company. Such grants may be based in whole or in part on discretion, provided that they do not exceed the ceiling specified in section 9.4 below.

9.4.	The annual bonus that may be paid to the Executive Officers for any fiscal year shall not exceed eight (8) months of base salary to the CEO, six (6) months of base salary to the Deputy CEO and four (4) months of base salary to any other Executive Officer (excluding the CEO and the Deputy CEO).

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9.5.	The Board, following the recommendation of the Compensation Committee, shall be entitled to decrease the annual bonus to be paid to the Executive Officers based on measurable criteria (if such criteria were determined) by 20% taking into account the Company’s liquidity and overall financial condition.

10.	Special Bonuses

10.1.	In addition to the annual bonus, the CEO will be entitled to a special bonus, as follows:

10.1.1.	If CollPlant engages in a commercial transaction (such as joint development agreement, license agreement etc.) in a total scope of at least $50 million (which could be subject to the satisfaction of certain milestones that the Board deems to be reasonable at the time of engagement) that includes a down-payment of at least $5 million in cash - the CEO will be entitled to a bonus of up to ten (10) months of base salary;

10.1.2.	If CollPlant engages in a commercial transaction (such as joint development agreement, license agreement etc.) in a total scope of at least $100 million (which could be subject to the satisfaction of certain milestones that the Board deems to be reasonable at the time of engagement) that includes a down-payment of at least $10 million in cash, the CEO will be entitled to a bonus of up to 3% of such down-payment.

10.1.3.	If CollPlant engages in a transaction in which it sells one or more of its business activities (such as, medical aesthetics, wound care or orthopedics’ businesses), the CEO will be entitled to a bonus of up to 1% of the immediate proceeds (by cash, securities or otherwise) from the transaction received on the day of closing.

10.2.	CollPlant may also grant its Executive Officers (other than the CEO) a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or, regarding the Executive Officers, special recognition in case of retirement) at the discretion of the Compensation Committee and Board which shall not exceed eight (8) months of base salary for any fiscal year for the Deputy CEO and three (3) months of base salary for other Executive Officers (excluding the CEO and Deputy CEO).

11.	Payment Provisions

11.1.	Should the employment or service of any Executive Officer terminate by the Company prior to the end of a fiscal year, CollPlant may pay the Executive Officer his or her pro rata share of that fiscal year’s bonus, based on the period such Executive Officer was employed by the Company;

11.2.	The actual payment of bonuses to any Executive Officer shall be subject to CollPlant having sufficient cash to maintain its business for at least 6 months from the date of such actual payment. If there is no sufficient cash at the date of the actual payment, then the actual payment will be deferred until such time as when the cash will be sufficient.

12.	Compensation Recovery (“Clawback”)

The Company has adopted a Clawback Policy intended to comply with the requirements of the Companies Law, Section 10D of the Securities Exchange Act of 1934 and clawback- related listing standards of the Nasdaq Stock Market, that shall apply to its Executive Officers and Directors, as attached hereto as Exhibit A.

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D.	Equity-Based Compensation

13.	General and Objectives

13.1.	The Compensation Committee and Board may grant from time-to-time equity-based compensation which will be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer. Equity-based compensation may also be awarded to the Directors, subject to the provisions of the Companies Law and the regulations thereunder and the receipt of all additional approvals that may be required under the Companies Law.

13.2.	The main objectives of the equity-based compensation are to enhance the alignment between the Executive Officers’ and Directors’ interests with the long-term interests of CollPlant and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.3.	The equity-based compensation offered by CollPlant is intended to be in a form of share options, restricted shares and/or other equity-based awards, such as RSUs, in accordance with the Company’s incentive plan in place as may be updated from time to time.

14.	Fair Market Value

The annual fair market value of the equity-based compensation for each Executive Officer shall not exceed the annual gross base salary of such Executive Officer and for each Director shall not exceed USD $150,000, and for the Chairperson shall not exceed USD $500,000. For that purpose, the annual fair market value shall be determined according to acceptable valuation practices at the time of grant divided equally among the number of vesting years.

15.	Additional Terms

15.1.	Subject to any applicable law, CollPlant may determine, at the Compensation Committee’s and the Board’s discretion, the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers and Directors.

15.2.	All equity-based incentives granted to Executive Officers and Directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Unless otherwise determined in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of at least four years.

15.3.	The vesting of Options may be accelerated upon change of control or creation of control (see also section 21 below), and shall be accelerated upon an M&A transaction.

15.4.	All other terms of the equity awards shall be in accordance with CollPlant’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s or Director’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

15.5.	The Compensation Committee and Board may change, at its discretion, any term of awards already granted should such awards be “out of the money” (“repricing”), subject to any additional approval as may be required by the Companies Law and applicable securities laws, provided that the new exercise price shall be determined based on the average of the closing price of the Company’s shares during 30-day preceding the Board’s decision on the repricing.

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E.	Retirement and Termination of Service Arrangements

16.	Advanced Notice Period

16.1.	CollPlant may provide each Executive Officer, according to his or her seniority in the Company, his or her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination of up to three (3) months, except for the CEO whose prior notice may be of up to six (6) months. During such advance notice period, the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his or her options, restricted shares or RSUs.

16.2.	CollPlant may waive the Executive Officer’s services to the Company during the advance notice period and pay the amount payable in lieu of notice, plus the value of benefits.

17.	Additional Retirement and Termination Benefits

CollPlant may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

F.	Exemption, Indemnification and Insurance

18.	Exemption

CollPlant may exempt in advance and retroactively its Directors and Executive Officers from any liability to the Company, in whole or in part, for damages in consequence of his or her duty of care vis-a-vis the Company, to the fullest extent permitted by applicable law and subject to the provisions of the Company’s articles of association.

19.	Indemnification

CollPlant may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Director or the Executive Officer, as provided in the Indemnity Agreement between such individuals and CollPlant, all subject to applicable law and the Company’s articles of association.

20.	Insurance

20.1.	CollPlant will provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for its Directors and Executive Officers, either claims-made, run-off, or otherwise, as well as coverage for public offerings of securities. The limit of liability of the insurer shall not exceed the greater of $25 million per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses.

20.2.	The purchase of each Insurance Policy shall be approved by the Compensation Committee (and, if required by law applicable, by the Board) which shall determine that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

G.	Arrangements upon Change/Creation of Control

21.	The following benefits may be granted to the Directors and/or Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control” or creation of control following which the employment or service of the Executive Officer or the Director is terminated or adversely adjusted in a material way:

21.1.	Vesting acceleration of outstanding equity-based compensation.

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21.2.	Extension of the exercise period of equity-based compensation for a period of up to 2 years following the date of termination of employment or service.

21.3.	For Executive Officers only - a cash bonus not to exceed, together with the annual cash bonus, up to eighteen (18) monthly base salaries, in the case of the CEO, and twelve (12) monthly base salaries, in the case of other Executive Officers (excluding the CEO).

H.	Board of Directors Compensation

22.	All the Directors, excluding the Chairperson, shall be entitled to equal annual and per-meeting compensation.

23.	The compensation of the Directors (including external Directors, to the extent applicable, and independent Directors, but excluding the Chairperson) shall be by way of a relative compensation as permitted in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000 (“Compensation of Directors Regulations”) in a manner that all Directors, other than the Chairperson shall be entitled to an annual fee of up to $25,000 and a per meeting participation fee of up to $800, together with applicable value added tax.

24.	Directors may be granted equity-based compensation in accordance with the principles detailed in this Policy, and subject to the provisions of the Companies Law and the regulations thereunder.

25.	Directors shall be entitled to reimbursement of work-related expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. CollPlant may provide advance payments to its Directors in connection with work-related expenses.

26.	The Company is allowed to retain the professional services of any Director, subject to any approval that may be required by the Companies Law.

I.	Miscellaneous

27.	This Policy is designed solely for the benefit of CollPlant. Nothing in this Compensation Policy shall be deemed to grant any of CollPlant’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment or service by the Company. Such rights and privileges shall be governed by the respective personal employment agreements or service agreements.

28.	This Policy is subject to applicable law and is not intended and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s articles of association.

29.	This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.

30.	In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with CollPlant’s compensation to its Executive Officers and Directors, CollPlant may elect to act pursuant to such relief without regard to any contradiction with this Policy.

31.	The Compensation Committee and Board may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

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Exhibit A to Compensation Policy

COLLPLANT BIOTECHNOLOGIES LTD.

Clawback Policy

I.	Purpose

This Clawback Policy describes the circumstances under which Covered Persons of CollPlant Biotechnologies Ltd. and any of its direct or indirect subsidiaries (the “Company”) will be required to repay or return Erroneously-Awarded Compensation to the Company.

This Policy and any terms used in this Policy shall be construed in accordance with the clawback-related listing standards provided by the Nasdaq Stock Market (the “Nasdaq Clawback Rules”), as well as the provisions of the Israeli Companies Law of 1999 (the “Companies Law”).

II.	Definitions

For purposes of this Policy, the following capitalized terms shall have the meaning set forth below:

(a)	“Accounting Restatement” shall mean an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (a “Big R” restatement), or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected the current period or left uncorrected in the current period (a “little r” restatement).

(b)	“Board” shall mean the Board of Directors of the Company.

(c)	“Clawback-Eligible Incentive Compensation” shall mean, in connection with an Accounting Restatement, any Incentive-Based Compensation Received by a Covered Person (regardless of whether such Covered Person was serving at the time that Erroneously-Awarded Compensation is required to be repaid) (i) on or after the Nasdaq Effective Date, (ii) after beginning service as a Covered Person, (iii) while the Company has a class of securities listed on a national securities exchange or national securities association and (iv) during the Clawback Period.

(d)	“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(e)	“Committee” shall mean the Compensation Committee of the Board.

(f)	“Covered Person” shall mean any person who is, or was at any time, during the Clawback Period, an Executive Officer of the Company. For the avoidance of doubt, Covered Person may include a former Executive Officer that left the Company, retired or transitioned to an employee role (including after serving as an Executive Officer in an interim capacity) during the Clawback Period.

(g)	“Erroneously-Awarded Compensation” shall mean the amount of Clawback-Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts. This amount must be computed without regard to any taxes paid.

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Exhibit A to Compensation Policy

(h)	“Executive Officer” shall mean (i) the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, (ii) or any other person (including an officer of the Company’s parent(s) or subsidiaries) who performs similar policy-making functions for the Company, or (iii) an “Officer” within the meaning set forth in the Companies Law. For the sake of clarity, at a minimum, all persons who would be executive officers pursuant to Rule 401(b) under Regulation S-K shall be deemed “Executive Officers”.

(i)	“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. For purposes of this Policy, Financial Reporting Measures shall include stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return).

(j)	“Incentive-Based Compensation” shall have the meaning set forth in Section III below.

(k)	“Nasdaq” shall mean The Nasdaq Stock Market.

(l)	“Nasdaq Effective Date” shall mean October 2, 2023.

(m)	“Policy” shall mean this Clawback Policy, as the same may be amended and/or restated from time to time.

(n)	“Received” shall mean Incentive-Based Compensation received, or deemed to be received, in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive- Based Compensation is attained, even if the payment or grant occurs after the fiscal period.

(o)	“Repayment Agreement” shall have the meaning set forth in Section V below.

(p)	“Restatement Date” shall mean the earlier of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(q)	“SARs” shall mean stock appreciation rights.

(r)	“SEC” shall mean the U.S. Securities and Exchange Commission.

III.	Incentive-Based Compensation

“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested wholly or in part upon the attainment of a Financial Reporting Measure.

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Exhibit A to Compensation Policy

For purposes of this Policy, specific examples of Incentive-Based Compensation include, but are not limited to:

●	Non-equity incentive plan awards that are earned based, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Bonuses paid from a “bonus pool,” the size of which is determined, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Other cash awards based on satisfaction of a Financial Reporting Measure performance goal;

●	Restricted stock, restricted stock units, performance share units, stock options and SARs that are granted or become vested, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and

●	Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal.

For purposes of this Policy, Incentive-Based Compensation excludes:

●	Any base salaries (except with respect to any salary increases earned, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal);

●	Bonuses paid solely at the discretion of the Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal;

●	Bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period;

●	Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and

●	Equity awards that vest solely based on the passage of time and/or satisfaction of one or more non- Financial Reporting Measures.

IV.	Determination and Calculation of Erroneously-Awarded Compensation

In the event of an Accounting Restatement, the Committee shall promptly determine the amount of any Erroneously-Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously-Awarded Compensation and a demand for repayment or return, as applicable.

(a)	Cash Awards. With respect to cash awards, the Erroneously-Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was Received and the amount that should have been received applying the restated Financial Reporting Measure.

(b)	Cash Awards Paid From Bonus Pools. With respect to cash awards paid from bonus pools, the Erroneously-Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.

(c)	Equity Awards. With respect to equity awards, if the shares, options or SARs are still held at the time of recovery, the Erroneously-Awarded Compensation is the number of such securities Received in excess of the number that should been received applying the restated Financial Reporting Measure (or the value in excess of that number). If the options or SARs have been exercised, but the underlying shares have not been sold, the Erroneously-Awarded Compensation is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, then the Committee and Board shall determine the amount which most reasonably estimates the Erroneously-Awarded Compensation.

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Exhibit A to Compensation Policy

(d)	Compensation Based on Stock Price or Total Shareholder Return. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return, where the amount of Erroneously-Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee and Board based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Committee and Board shall maintain documentation of such determination of that reasonable estimate and provide such documentation to Nasdaq in accordance with applicable listing standards).

V.	Recovery of Erroneously-Awarded Compensation

Once the Committee and Board have determined the amount of Erroneously-Awarded Compensation recoverable from the applicable Covered Person, the Committee and Board shall take all necessary actions to recover the Erroneously-Awarded Compensation. Unless otherwise determined by the Committee and Board, the Committee and Board shall pursue the recovery of Erroneously-Awarded Compensation in accordance with the below:

(a)	Cash Awards. With respect to cash awards, the Committee and Board shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee and Board agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee and Board, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(b)	Unvested Equity Awards. With respect to those equity awards that have not yet vested, the Committee and Board shall take all necessary action to cancel, or otherwise cause to be forfeited, the awards in the amount of the Erroneously-Awarded Compensation.

(c)	Vested Equity Awards. With respect to those equity awards that have vested and the underlying shares have not been sold, the Committee and Board shall take all necessary action to cause the Covered Person to deliver and surrender the underlying shares in the amount of the Erroneously-Awarded Compensation.

In the event that the Covered Person has sold the underlying shares, the Committee and Board shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee and Board agree to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee and Board, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(d)	Repayment Agreement. “Repayment Agreement” shall mean an agreement (in a form reasonable acceptable to the Committee) with the Covered Person for the repayment of the Erroneously-Awarded Compensation as promptly as possible without unreasonable economic hardship to the Covered Person.

(e)	Effect of Non-Repayment. To the extent that a Covered Person fails to repay all Erroneously-Awarded Compensation to the Company when due (as determined in accordance with this Policy), the Company shall, or shall cause one or more other members of the Company to, take all actions reasonable and appropriate to recover such Erroneously-Awarded Compensation from the applicable Covered Person.

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Exhibit A to Compensation Policy

The Committee and Board shall have broad discretion to determine the appropriate means of recovery of Erroneously-Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. However, in no event may the Company accept an amount that is less than the amount of Erroneously-Awarded Compensation in satisfaction of a Covered Person’s obligations hereunder.

VI.	Discretionary Recovery

Notwithstanding anything herein to the contrary, the Company shall not be required to take action to recover Erroneously-Awarded Compensation if any one of the following conditions are met and the Committee and Board determine that recovery would be impracticable:

(i)	The direct expenses paid to a third party to assist in enforcing this Policy against a Covered Person would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously-Awarded Compensation, documented such attempts and provided such documentation to Nasdaq;

(ii)	Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously-Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

(iii)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VII.	Reporting and Disclosure Requirements

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the applicable filings required to be made with the SEC.

VIII.	Effective Date

This Policy shall apply to any Incentive-Based Compensation Received on or after the Nasdaq Effective Date.

IX.	No Indemnification

The Company shall not indemnify any Covered Person against the loss of Erroneously-Awarded Compensation and shall not pay, or reimburse any Covered Persons for premiums, for any insurance policy to fund such Covered Person’s potential recovery obligations.

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Exhibit A to Compensation Policy

X.	Administration

The Committee and the Board have the discretion to administer this Policy, subject to applicable law. The Committee and the Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions as deems necessary, appropriate or advisable.

XI.	Amendment

The Committee and thereafter, the Board may amend this Policy from time to time as and when they Committee and the Board determine that it is legally required by the Companies Law, any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed. Notwithstanding anything in this Section XI to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate Companies Law, any federal securities laws, SEC rule, or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed.

XII.	Other Recoupment Rights; No Additional Payments

This Policy will be applied to the fullest extent of the law. The adoption of this Policy does not derogate from any recoupment rights the Company may have under any employment agreement, equity award agreement or any other agreement entered into on or after the Nasdaq Effective Date. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other rights under applicable law, regulation or rule or pursuant to any similar policy in any employment agreement, equity plan, equity award agreement or similar arrangement and any other legal remedies available to the Company. However, this Policy shall not provide for recovery of Incentive-Based Compensation that the Company has already recovered pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations.

XIII.	Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

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